Stantec Inc. 10160 - 112 Street Edmonton AB T5K 2L6 Tel: (780) 917-7000 Fax: (780) 917-7330

July 16, 2012

BY EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4631

Attention: John Cash

Re:	Stantec Inc.

Form 40-F for the fiscal year ended December 31, 2011

Filed February 23, 2012

File # 1-32562

Dear Mr. Cash:

We hereby acknowledge receipt of the comment letter dated June 29, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Registration Statement on Form 40-F (the “40-F”).

For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Stantec’s responses, as applicable.

Form 40-F for the fiscal year ended December 31, 2011

Consolidated Statements of Income, page F-5

1.	We note your response to our prior comment one. Please provide us with a more specific and comprehensive discussion regarding how and why you believe it is appropriate to define gross margin as excluding only direct payroll costs. Please tell us what consideration you have given to other expenses that are directly attributable to your sales. In addition, please further help us understand how you have calculated amounts for direct labor. In this regard, please tell us what circumstances led to bonus payments and why these amounts are not directly associated with the completion of projects. Please also tell us what services are being provided for amounts that are classified as indirect labor expenses.

July 16, 2012

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2011
Filed February 23, 2012
File # 1-32562

Response:

Direct and indirect labor costs

With regards to how we calculate amounts for our direct labor costs, our enterprise management system has a comprehensive time sheet module where employees code their total hours worked in a week to specific project numbers that describe their activities. Therefore, if an employee works on administrative and marketing tasks, their hours are coded to indirect project numbers assigned to these activities. Likewise, if an employee works directly on a client’s project, they record these hours to a direct project number assigned to a client’s project. The system multiplies these hours by the employee’s hourly rate of pay plus an amount calculated for their fringe benefits. Fringe benefits include the company’s portion of government employment insurance, government pension plan, worker compensation premiums, employer portion of employment taxes, company pension plan matching, employee medical insurance benefits, vacation accruals, and other miscellaneous regulatory and company paid obligations. Fringe benefit costs are determined as a standard percentage of total salary costs and allocated between direct and indirect labor based on the hours recorded on an employee’s timesheet.

The hours where an employee does not work on client projects are considered indirect labor costs since these costs cannot be specifically associated with a direct client project and attempting to allocate any of these costs to direct projects would involve arbitrary allocation and considerable judgment. The activities or services included in indirect labor include time spent on promotion, proposals, business development activities, training, and miscellaneous non-billable administrative tasks. Indirect labor also includes hours for non-billable management and administrative staff in offices or non-billable corporate employees in functions such as human resource, marketing, communications, legal, and finance.

Our administrative and marketing expenses includes indirect costs(i.e. not directly related to client projects) for such items as marketing and business development expenses, indirect labor as discussed above, occupancy, office expenses, vehicle and travel expenses, professional fees, insurance, licenses, and other general administrative expenses in addition to bonus or merit payments. Our bonus plan is a discretionary broad based plan, to a maximum allowable amount, for all bonus-eligible employees— including certain non-chargeable employees and our executive leadership team. The plan was created to reward individuals for their achievement of both short-term and long-term strategic objectives and is tied to the overall financial performance of our company. Therefore, bonuses are not tied to an employee’s completion of a client’s project and are recorded as an indirect labor payment in administrative and marketing expense in our consolidated financial statements. The bonus pool is calculated as a percentage of pre-tax, pre-bonus net income. The pool is allocated to bonus-eligible employees based on the assessment of their individual contribution and performance to our company and our strategic objectives as part of each person’s annual Career Development and Performance Review process. Also included in the bonus pool is the CEOs cash bonus which is equal to 1% of the pre-tax, pre-bonus net income in accordance with his employment agreement.

July 16, 2012

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2011
Filed February 23, 2012
File # 1-32562

Gross margin

We historically have defined gross margin as gross revenue less costs for subconsultants and other direct expenses that are recoverable directly from our clients, less direct payroll costs. With regards to why we believe it is appropriate to define gross margin as excluding only these direct expenses and the considerations we have given to other expenses, we have the following comments:

•

As explained above, we believe that costs other than direct subconsultant, direct expenses, and direct payroll costs would be inappropriate to allocate to our gross margin figure since they cannot be specifically associated with a client’s project.

•

By providing professional consulting services in the infrastructure and facilities market, we may have over 25,000 active projects at any point in time. In order to manage and monitor the financial success of these numerous projects, over our history, we have established targeted gross margins that project managers aim to achieve over the life of a project. By managing towards these targeted gross margins we ensure our projects contribute positively to the costs that our company incurs. Our Management Discussion and Analysis details the gross margin and other financial targets that we establish on a consolidated basis to ensure we achieve a certain level of profitability for our shareholders. Therefore, our definition of gross margin is an important measure for managerial decisions and for evaluating our overall project and operational performance. In addition, our analyst community uses our gross margins to evaluate our company performance.

12. Intangible Assets, page F-34

2.	We note your response to our prior comment three. As previously requested, please tell us how you considered economic conditions and short-term performance in determining that no indicators of impairment existed in 2011 for your intangible assets.

Response:

Our intangible assets are made up of client relationships, contract backlog, software and lease advantages. In assessing whether there is any indication that an intangible asset may be impaired, we consider economic conditions and the actual and expected financial performance of intangible assets at the end of each reporting period. This includes a quarterly review of both external and internal sources of information to determine if an indication of impairment exists as follows:

External Sources of Information Considered

The review of external sources of information is based largely on information that is publicly available. This includes consideration of the following:

July 16, 2012

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2011
Filed February 23, 2012
File # 1-32562

•	The intangible assets’ market value, if available, relative to its carrying amount.

•	The current economic environment in which an intangible asset is dedicated including leading economic indicators such as real GDP, unemployment, commodity prices and inflation.

•	The market or industry environment in which an intangible asset is dedicated to.

•	The impact of any changes in the technological environment in which an intangible asset is dedicated to.

•	The impact of any significant changes in the legal environment in which an intangible asset is dedicated to.

•	Any adverse action or assessment by a regulator.

•	The impact of any unanticipated competition.

•	Changes in market interest rates such as government bonds or other market rates of return on investments that may materially impact the discount rate used in calculating an asset’s recoverable amount.

After carrying out our quarterly review of these external indicators of impairment, we did not find any indicators of impairment during the year ended December 31, 2011.

Internal Sources of Information

The review of internal sources of information includes enquiry of the relevant operational and financial management in Stantec and a review of other available internal financial information. This includes consideration of the following:

•	New circumstances specific to an intangible asset that may have a negative impact.

•	Any significant adverse changes in the operating region such as restructuring that may now or in the future impact an intangible asset.

•

An assessment by Stantec’s operational and financial management of the achievability of the net revenue forecasts that were prepared as part of the valuation of an intangible asset at the time of acquisition.

•

Information from internal financial reporting for the most recent period showing the comparison of actual net revenues and operating income to budget in the applicable region in which an intangible asset is dedicated to.

•	Information from internal financial reporting showing the expected or budgeted net revenues and operating income of the applicable region in which an intangible asset is dedicated to.

•	Information from internal financial reporting discussing the operational results for the period for each region in which an intangible asset is dedicated to.

July 16, 2012

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2011
Filed February 23, 2012
File # 1-32562

•	The cash needs for operating or maintaining the asset relative to what was originally expected as part of the valuation of an intangible asset at the time of acquisition.

•	Changes in key personnel associated with the relevant region that an intangible asset is dedicated to.

•	Any significant decline in backlog in the related region that an intangible asset is dedicated to.

•	Factors that influenced impairments recognized for other assets including goodwill.

After carrying out our review of these internal indicators of impairment, we did not find any indicators of impairment which would lead to a material impairment of our intangibles for the year ended December 31, 2011.

24. Contingencies and Guarantees, page F-44

3.	We note your response to our prior comment four. With a view towards future disclosure, please tell us what consideration you have given to whether your legal claims could have a material adverse impact on your cash flows.

Response:

With regards to our legal claims, cash outflows may result from 1) claims where a provision is accrued in our financial statements and 2) investigations where a contingent liability exists and no provision has been accrued, as further described in note 4 below. In order to meet the disclosure requirements of paragraphs 85 and 86 in IAS 37, we acknowledge that we need to discuss the amount and timing of cash flows for these items. Therefore, in view toward future disclosure, we will expand the disclosure in note 19 and 24 to read as follows:

Provisions

Management reviews the timing of the outflows of these provisions on a regular basis and the majority of any cash outflows for these provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various litigations. These outflows are not expected to have a material impact on our cash flows.

Contingencies

Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

4.

We have reviewed your response to our prior comment five. We note that in future filings you intend to disclose that it is not practicable to estimate the financial effect of your legal claims. Please further discuss why it is not possible for you to estimate the impact and describe what

July 16, 2012

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2011
Filed February 23, 2012
File # 1-32562

procedures you undertake on a regular basis in an attempt to develop an estimate. In addition, please help us understand whether you believe the outcome of your legal claims may have a material adverse impact on your financial statements, not just your financial position. Your conclusions in your response do not appear to be consistent with the disclosures in your filing.

Response:

Disclosure— Provisions note and Contingencies and Guarantee note

In your letter you noted that we “intend to disclose that it is not practicable to estimate the financial effects of our legal claims”. In notes 19 and 24 of our disclosure we do indicate that it is practicable to estimate the financial effects of our legal claims and that management reviews its legal claims on a regular basis and records a “provision for self-insured liabilities” and a “provision for claims”. The disclosure indicates that we believe “we recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims”. In our response dated June 7, 2012, we indicated that “it is not practicable for management to estimate the financial effect of any losses exceeding those already recorded in the consolidated financial statements.” The intent of this comment, was to explain to the users of the financial statements– as required by IAS 37 85 (b) –that there is uncertainty in the amount of estimated provisions recorded and that in the future, given new information, there is a possibility that adjustments could be made to the provision.

After reviewing our response of June 7, 2012, we acknowledge that the choice of the word “contingency” may not be appropriate in this circumstance. Instead, in future filings we would refer to the possibility of future adjustments to our provisions as a “change in estimate” and our Provisions note would include the following:

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company’s insurance coverage. Based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims and the results of the annual actuarial review, management believes that the Company has recognized adequate provision for probable and reasonably estimable liabilities associated with these claims. In addition, management believes that it has appropriate insurance in place to respond to and offset the cost of resolving these claims. Due to the uncertainties in the nature of our legal claims, such as the range of possible outcomes, and the progress of the litigation, the provisions accrued involve estimates and the ultimate cost to resolve these claims may exceed or be less than those recorded in the consolidated financial statements. Management believes that the ultimate cost to resolve these claims will not materially exceed the insurance coverage or provisions accrued and, therefore, would not have a material adverse effect on the Company’s consolidated statement of income and financial position. Management reviews the timing of the outflows of these provisions on a regular basis and the majority of any cash outflows for these provisions are expected to occur within the next one to five years, although this is uncertain and depends on the development of the various litigations. These outflows are not expected to have a material impact on our cash flows.

July 16, 2012

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2011
Filed February 23, 2012
File # 1-32562

We believe the above proposed disclosure also addresses your question regarding the impact an outcome of a claim will have on our financial statements and financial position. We believe the impact would not be material since, at the time of reporting, the amount of provisions recorded represents our best estimate of the ultimate resolution of the claim.

Having clarified the above disclosure, we still believe that we have contingent liabilities relating to legal claims since, at any reporting date, we may have legal incidents reported to us that, based on our assessment, are not probable (but the possibility is not remote) that in the future may mature into a formal claim that will result in future cash outflows. In these cases, we monitor the incidents and accrue no provision until further information results in a situation where the criteria required to record a provision is met. In future filings, we will include this description in our Contingency and Guarantee note along with the required disclosure in IAS 37.86 and it would read as follows:

The nature of the Company’s legal claims and the provisions recorded for these claims are described in note 19. Although the Company accrues adequate provisions for probable legal claims, it has contingent liabilities relating to reported legal incidents that, based on current known facts, are not probable that it will result in future cash outflows. The Company is monitoring these incidents and will accrue no provision until further information results in a situation where the criteria required to record a provision is met. Due to the nature of these incidents, such as the range of possible outcomes and the possibility of litigation, it is not practicable for management to estimate the financial effects of these incidents, the amount and timing of future outflows, and the possibility of any reimbursement of these outflows.

Procedures

In terms of procedures we undertake to develop an estimate for the provisions we accrue on our financial statement, we offer the following explanation:

•

Legal claims against our company are covered by either our captive insurance company or through commercial professional liability insurance, subject to certain deductibles and policy limits. For claims covered by our captive insurance company we accrue a “provision for self-insured liabilities”. This is where we self-insure for certain risks related to professional liability and automobile damages. Claims not covered by our provisions for self-insurance are accrued as a “provisions for claims” and, in particular, include those claims assumed from a business combination covered under an assumed insurance contract.

•

Any claim, potential claim, or incident must be reported immediately on an internal notice to our risk management department and in the case of our self-insured liabilities, our external actuary. There are three classifications of claim: 1) an incident where there are circumstances that could give rise to a claim, but there has been no request for money or services, 2) an investigation which is the same as an incident except a further investigation is required and there could be a demand for money or services, and 3) litigation where we are being named in a legal process. In all cases, our claim specialists undertake an investigation. This investigation may include a review of factors such as an assessment of liability, the ability of the claimant to substantiate the claimed amounts, the methods and assumptions inherent in the claimant’s calculations, and any applicable legal principles. Once an

July 16, 2012

Reference:	Stantec Inc.
Form 40-F for the fiscal year ended December 31, 2011
Filed February 23, 2012
File # 1-32562

investigation file is opened it is reviewed and updated on a regular basis until the file is closed or resolved.

•

In accordance with IAS 37, based on all applicable evidence from these investigations and on our history of claims, we calculate and accrue provisions where we believe 1) we have a present obligation as a result of a past event, 2) it is probable (i.e. more likely than not) that an outflow of resources will be required to settle the obligations and 3) a reliable estimate can be made of the obligations. These estimates are measured based on our actuarial best estimate and management’s best estimate – i.e. based on the most likely outcome of the liability. In the case of our self-insured liabilities, the estimate is based on assumptions made by management, including consideration of actuarial projections. The actuarial review occurs annually, with a mid-year update.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding our responses to me.

Sincerely,

STANTEC INC.

/s/ Dan J. Lefaivre
Dan J. Lefaivre, FCMA Senior Vice President & CFO Tel: (780) 917-7071 Fax: (780) 917-7330 dan.lefaivre@stantec.com

cc:	Robert Gomes Aram Keith Ivor Ruste Douglas Ammerman Robert Bradshaw David Emerson Kenna Houncaren Ross Haffie – Ernst & Young, LLP